

June 2, 2014

Via E-mail
Korm Trieu
Chief Financial Officer
Almaden Minerals Ltd.
750 West Pender Street, #1103
Vancouver, British Columbia V6C2T8

     Re: Almaden Minerals Ltd.
              Form 20-F for the Year Ended December 31, 2013
              Filed April 1, 2014
              Form 6-K Dated April 16, 2014
              File No. 001-32702

Dear Mr. Trieu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
Item 18. Financial Statements, page 89

1.   You disclose that your financial statements are presented pursuant to Item 17. Please note that General Instruction E(c)(2) requires that your financial statements be presented pursuant to Item 18 of Form 20-F instead of Item 17. Please revise your reference to your financial statements, or tell us why presenting your financial statements pursuant to Item 17 is appropriate.

Notes to Consolidated Financial Statements, page 9
3. Significant accounting policies, page 11
(h) Exploration and evaluation, page 14

2.   We note from your disclosure that you capitalize all costs relating to the acquisition of, exploration for and development of mineral claims to which you have rights. Please provide draft disclosure to be included in future filings, which clarifies when you reclassify these costs from exploration and evaluation assets to property, plant and equipment or intangible assets and whether you perform an impairment assessment prior to their reclassification. Please refer to paragraph 17 of IFRS 6 for further guidance.

7. Investment in Associate, page 20

3.   We note your disclosure related to your investment in Gold Mountain Mining Corporation indicates that you account for your 38.8% interest in this company using the equity method. You state that the fair value of this investment at December 31, 2013 was $2,407,500 however we note you carry this investment on your balance sheet at a value of $9,447,497. Please tell us how you considered this disparity between fair value and carrying value of your investment in assessing this asset for potential impairment. In this regard, please clarify whether the investment was tested for impairment, explain how you apparently concluded that no impairment existed and identify the accounting guidance that you followed to conduct your impairment assessment.

Form 6-K Dated April 16, 2014
Exhibit 99.1

4.   Please forward to our engineer, as supplemental information and not as part of your filing, the Preliminary Economic Assessment for your Ixtaca Gold-Silver deposit, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining